Exhibit 4.6

RULES OF THE
REED ELSEVIER GROUP PLC LONG-TERM
INCENTIVE PLAN 2010

Adopted by the directors of Reed Elsevier Group plc on 21 April 2010

THE REED ELSEVIER GROUP PLC LONG-TERM INCENTIVE PLAN 2010
1. Definitions
1.1 In this Plan, unless the context otherwise requires, the following expressions have the following meanings:
Capital Reorganisation means any variation in the share capital or reserves of a Qualifying Company (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation, or reduction);
Committee means the remuneration committee of the board of directors of the Company or other duly authorised committee;
Company means Reed Elsevier Group plc;
Control has the meaning given to it by section 995 of the Income Taxes Act 2007;
Date of Grant means the date on which a Performance Share Award is granted;
Dealing Restrictions means any restrictions on, or requirement for approvals for dealing in Shares whether under the Company’s, RE PLC’s or RE NV’s share dealing rules, the provisions of the Model Code for Securities Transactions by Directors of Listed Companies, the provisions of the Listing Rules of the UK Listing Authority or the City Code on Takeovers and Mergers or any of their equivalents in any applicable jurisdiction;
Dividend Equivalent means a right to a cash payment or Shares in accordance with Rule 5;
Dutch Share means an ordinary share in the capital of RE NV or shares representing those shares following any Capital Reorganisation of RE NV and includes an American Depositary Share representing a Dutch Share;
Employee means any employee of a member of the Group or a Qualifying Company;
Group means the Company and every company which is under the Control of the Company and member of the Group will be construed accordingly;
Normal Vesting Date means the date, following the end of the Performance Period, on which the Committee determines the extent to which the Performance Target has been satisfied or, if there are Dealing Restrictions in place on that date, such later date when those Dealing Restrictions lift;
Participant means any individual who holds a subsisting Performance Share Award (including, where the context permits, the legal personal representatives of a deceased Participant);
Performance Period means the period, as specified in Rule 3.5(c), after which the Performance Target is measured;

Performance Share Award means, unless Schedule 5 applies, a right granted under Rule 3 to receive Shares without payment and references to Performance Shares will be construed accordingly;
Performance Target means the conditions set out in Schedule 1, or such other conditions determined by the Committee in accordance with Rule 3.3, measured after the end of the Performance Period;
Plan means this Reed Elsevier Group plc Long-term Incentive Plan 2010 as amended from time to time;
Pro-rated Number means such number of Shares as is determined by multiplying the number of Shares comprised in a Performance Share Award by A/B where A is the number of complete calendar months which the Participant was an Employee during the Performance Period and B is 36;
Qualifying Company means each of RE PLC and RE NV;
RE NV means Reed Elsevier NV;
RE PLC means Reed Elsevier PLC;
Rules means these Plan rules;
Share means a UK Share and/or a Dutch Share and Shareholder will be construed accordingly;
Termination Date means the date on which an Employee ceases to be employed by a Qualifying Company or any member of the Group;
UK Share means an ordinary share in the capital of RE PLC or shares representing those shares following any Capital Reorganisation of RE PLC and includes an American Depositary Share representing a UK Share; and
Vesting means the Participant becoming absolutely entitled to receive the Shares comprised in his Performance Share Award in accordance with these Rules and Vest and Vested will be construed accordingly.
1.2 Where the context permits the singular will include the plural and vice versa and the masculine will include the feminine. Headings will be ignored in construing the Plan.
1.3 References to any act of Parliament will include any statutory modification, amendment or re enactment thereof.
1.4 The Committee may establish additional schedules to the Plan for the benefit of employees outside the UK, based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories.
2. Eligibility
2.1 The Committee may select any Employee to participate in the Plan, except:-
(a)	a director of the Company or of a Qualifying Company or

(b)	any Employee who is under notice of termination of employment at the Date of Grant, unless the Committee determines otherwise.
3. Grant of Performance Share Awards
3.1 Subject to Dealing Restrictions, Performance Share Awards may be granted at any time.
3.2 The grant of a Performance Share Award is conditional upon a Participant agreeing to comply with any arrangements specified by the Company for the payment of tax and social security contributions in respect of Shares to which he is or may become entitled under the Plan including, without limitation (i) the right to sell on the Participant’s behalf sufficient Shares to satisfy any tax or social security contributions liability on his part for which any member of the Group may be liable and (ii) entering into any election under Chapter 2 of Part 7 of the Income Tax (Earnings & Pensions) Act 2003 specified by the Company.
3.3 Performance Share Awards will be granted on the basis that they only Vest to the extent that the Performance Target has been satisfied.
3.4 The Committee may make the grant of Performance Share Awards subject to any other conditions it determines appropriate including requiring a Participant to agree to comply with certain post-employment restrictive covenants.
3.5 Performance Share Awards will be granted by deed. Each Participant will receive information (electronically or in hard copy) following the Date of Grant summarising the main terms of his Performance Share Award. This summary may include the following information:
a)	the number of Shares subject to the Performance Share Award — and in what proportion they comprise UK Shares and Dutch Shares;

b)	details of the Performance Target applicable to the Performance Share Award;

c)	the Performance Period;

d)	the terms of any other conditions imposed pursuant to Rules 3.2 and 3.4;

e)	whether or not the Performance Share Award carries a right to Dividend Equivalents;

f)	which (if any) Schedules to the Plan will apply to the Performance Share Award;

g)	any other information as the Committee may determine.
4. Normal Vesting of Performance Share Awards
4.1 Except as otherwise provided in the Rules, the number of Shares, if any, which Vest under a Performance Share Award will be determined by the Committee by reference to the extent to which the Performance Target has been fulfilled, and any other conditions to which the Performance Share Award is subject, have been fulfilled or waived.

4.2 Except as otherwise provided in these Rules, Performance Share Awards will Vest, in accordance with Rule 4.1, on the Normal Vesting Date and any balance which does not Vest will immediately lapse. Any Vested Performance Shares will be transferred to Participants as soon as reasonably practicable after that date, subject to any Dealing Restrictions.
5. Entitlement to Dividend Equivalents
5.1 If a Performance Share Award has been granted on the basis that it carries Dividend Equivalents, the Participant will, subject to Rule 5.3, be entitled to a cash payment equal in value to the ordinary dividends (excluding any associated tax credit) which would have been paid on the Vested Performance Shares during the period commencing at the start of the Performance Period and ending on the earlier of (i) the end of the Performance Period and (ii) the Vesting of the Performance Share Award.
5.2 The cash payment to which the Participant becomes entitled under Rule 5.1:
(a)	will be calculated (in such manner as the Committee sees fit) by reference to the currency of payment of the underlying dividend (and paid in such currency as the Committee sees fit);

(b)	will be calculated without any entitlement to interest (or other type of investment return) in the period between the dividend payment date and Vesting;

(c)	will be paid (subject to such deductions as are required by law) within one month of Vesting; and

(d)	will be calculated by reference to ordinary dividends and without regard to special dividends or distributions or dividends-in-specie.
5.3 Instead of making a cash payment, the Committee may in its discretion satisfy any entitlement to Dividend Equivalents arising in accordance with Rule 5.1 by transferring existing Shares with an equivalent value (as determined at the time of Vesting).
5.4 For the avoidance of doubt, any payment referred to in this Rule 5 does not represent an entitlement to actual dividends on the underlying Shares, by reason of the Participant not being beneficial owner of the Shares at that time.
6. Cessation of employment
Participant gives or receives notice
6.1 Except as otherwise provided in these Rules, in the event that a Participant gives or receives notice of termination of employment for any reason other than those set out in Rules 6.2 and 6.4, a Performance Share Award will automatically lapse on the date on which notice is given or received.
Approved Leaver
6.2 Except as otherwise provided in these Rules, in the event that the Participant ceases to be an Employee before the Normal Vesting Date by reason of:

a)	redundancy (as defined in section 139 of the Employment Rights Act 1996);

b)	retirement with the consent of the Company;

c)	the sale of the company or business in which the Participant is employed out of the Group; or

d)	any other reason the Committee, in its absolute discretion, determines:
the Performance Share Award will continue in force over a Pro-rated Number of Shares until the end of the Performance Period and will lapse as to the balance on the Termination Date. The Performance Share Award will Vest on the Normal Vesting Date in accordance with Rule 4.
6.3 The Committee has discretion to vary the application of Rule 6.2 and determine that a Participant’s Performance Share Award should instead be treated as set out in Rule 6.4 or, in exceptional circumstances, in any other way the Committee determines appropriate.
Death, Injury, Disability and Ill-health.
6.4 Except as otherwise provided in these Rules, in the event that the Participant ceases to be an Employee before the Normal Vesting Date by reason of death, injury, disability or ill-health:
the Performance Share Award will Vest over a Pro-rated Number of Shares subject to an assessment of performance based on progress made against the Performance Target at the Termination Date as determined by the Committee in its absolute discretion. Such determination will take place as soon as practicable after the Termination Date and to the extent that the Performance Share Award does not Vest on the date of determination, it will immediately lapse.
6.5	The Committee has discretion to vary the application of Rule 6.4 and determine that:
a)	a Participant’s Performance Share Award should be treated as set out in Rule 6.2 above instead; or

b)	the Performance Target will be waived and/or the Performance Share Award will Vest in full on or shortly after the Termination Date as determined by the Committee. To the extent that the Performance Share Award does not Vest, it will immediately lapse.
7. Claw-Back Arrangements
Breach of Restrictive Covenants
7.1 If a Participant breaches any term of his post-termination restrictive covenants (such breach to be determined by the Committee acting fairly and reasonably), any unvested Performance Share Awards will lapse on the date of the Committee’s determination and the Committee may require him to pay to the Company or any other member of the Group, within seven days of written demand from the Company, the Relevant Amount (as defined in Rule 7.2 below).

7.2 The Relevant Amount is an amount equal to A minus both B and C where:
A is an amount equal to the pre-tax gain realised by the Participant in respect of any Performance Share Awards and Dividend Equivalents in the period beginning six months before the Termination Date and ending when the Participant’s restrictive covenants cease to apply. For these purposes, the gain will be the sum of the market value of the Vested Shares when received by the Participant and the related Dividend Equivalents, and such gain will be determined irrespective of whether the Participant has sold or retained the Shares he acquired;
B is an amount equal to the tax and social security charges and liabilities incurred by the Participant in respect of A; and
C is any payment of the Claw-back Amount, determined in accordance with Rule 7.4 below, in respect of A.
Materially misstated financial or other data
7.3 If the Committee, within two years of the Vesting of a Performance Share Award, considers in good faith that the Vesting of the relevant Performance Share Award and/or the payment of Dividend Equivalents was determined on the basis of materially misstated financial or other data (the Incorrect Award), it will, unless it determines otherwise, recover the Claw-back Amount (as defined in Rule 7.4 below) by taking one or more of the following actions:
a)	reduce any outstanding unvested Performance Share Awards by the Claw-back Amount; and/or

b)	reduce any future Performance Share Awards by the Claw-back Amount; and/or

c)	require the Participant to pay to the Company, within thirty days of a written demand from the Company, the Claw-back Amount.
7.4 The Claw-back Amount is the difference in value between (i) the Incorrect Award and (ii) the Performance Share Awards and Dividend Equivalents which would have Vested or been payable had the correct data, as determined by the Committee acting fairly and reasonably, been used. This may be expressed as a number of Shares or a monetary amount or a combination thereof as the Committee considers appropriate. In determining the Claw-back Amount, the Committee may take into account such matters as it sees fit including, but not limited to:
(a)	the difference between the number of Shares under the Incorrect Award and the number of Shares the Committee considers should have Vested had the correct data been used;

(b)	any gain made by the Participant on the sale of Shares comprised in the Incorrect Award;

(c)	any tax and/or dealing costs incurred by the Participant in connection with the Incorrect Award, and

(d)	whether the Participant has made a payment pursuant to Rules 7.1 to 7.2 which would take account of Shares subject to an Incorrect Award.

7.5 By accepting a Performance Share Award, a Participant will be bound by this Rule 7 notwithstanding (i) that it will only be applicable after the release of Shares under these Rules and (ii) whether or not the essential terms of this Rule 7 have been separately notified to each Participant.
8. Change of Control of a Qualifying Company
8.1 Except as otherwise provided in these Rules, if any person:
(a)	obtains Control of a Qualifying Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of that Qualifying Company;

(b)	becomes bound or entitled to acquire Shares under sections 979 and 983 of the Companies Act 2006 (or in relation to RE NV becomes entitled to acquire compulsorily Shares held by minority shareholders); or

(c)	obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006 (or in relation to RE NV under any equivalent legislative provision in the Netherlands), then any unvested Performance Share Awards over Shares in that Qualifying Company (but not those in the other Qualifying Company) will Vest in respect of a Pro-rated Number within 30 days of the relevant event, subject to the Performance Target. The Performance Target will be assessed based on progress made against targets as at the date of the relevant event as determined by the Committee in its absolute discretion.
8.2 To the extent that a Performance Share Award over Shares in that Qualifying Company does not Vest as a result of the relevant event, it will immediately lapse.
9. Change of Control of the Company
Except as otherwise provided in these Rules, the provisions of Rule 8 will apply with any necessary changes in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company and the Shares comprised in Performance Share Awards which may Vest as a result of the relevant event will be Shares in both Qualifying Companies.
10. Internal Reorganisation
10.1 Rules 8 and 9 will not apply if the purpose and effect of the change of Control or scheme of arrangement is:
(a)	to create a new holding company for the relevant Qualifying Company, such company having substantially the same Shareholders and proportionate shareholdings as those of the Qualifying Company immediately prior to the scheme of arrangement;

(b)	to give one Qualifying Company Control (directly or indirectly) of the other Qualifying Company;

(c)	the person obtaining Control of the Company is one of the Qualifying Companies or a company under the Control of one or both of them; or

(d)	the Company remains under the ultimate Control of the Shareholders of the Qualifying Companies immediately prior to the relevant transaction affecting the Company.
10.2 If Rule 10.1 applies:
(a)	Performance Share Awards will not Vest as a result of the relevant event;

(b)	Performance Share Awards will instead be exchanged for equivalent awards over such shares as the Committee determines appropriate;

(c)	the Committee may make any modifications to the relevant Performance Target as it determines appropriate.
10.3 The Committee may vary the application of this Rule 10 so that it applies to Performance Share Awards over Shares in both Qualifying Companies or over Shares in only one Qualifying Company.
10.4 Where Rule 10 applies, a Participant will not be treated as ceasing to be an Employee until he ceases to be employed by a company which is either the relevant holding company or a subsidiary of the holding company (within the meaning of section 1159 of the Companies Act 2006).
11. Rollover on a change of control
11.1 The Committee may determine that Rules 8 or 9 will not apply on a change of Control of a Qualifying Company or the Company (as applicable) and may, with the consent of the person obtaining Control, (i) determine that the Performance Share Awards will be rolled over in accordance with either the provisions of Rule 10.2 or Rule 11.2 or (ii) allow the Participants to choose between Vesting under Rules 8 or 9 as applicable and rollover in accordance with, as determined by the Committee, Rule 10.2 or Rule 11.2.
11.2 The Committee can determine that Performance Share Awards are rolled over in accordance with the following terms:-
(a)	the Performance Target will be assessed based on progress made against targets as at the date of the relevant event as determined by the Committee in its absolute discretion;

(b)	to the extent that the Performance Target has been met, the Performance Share Award will be exchanged for an equivalent award over such shares as agreed between the Committee and the person obtaining Control, and will Vest on the Normal Vesting Date subject to the Participant remaining in employment within the acquirer group of companies (unless Rules 6.2 to 6.5 apply) and will be subject to the Rules as they last had effect in relation to the Performance Share Award that was rolled-over; and

(c)	to the extent that the Performance Target has not been met, the Performance Share Award will immediately lapse.

11.3 For the avoidance of doubt, in Rules 8, 9, 10 and 11, “Committee” means those people who were members of the Committee immediately before the event by virtue of which the applicable Rule applies.
12. Voluntary winding up
The provisions of Rule 8 will apply with such changes as may be necessary in the event that notice is duly given of a resolution for a voluntary winding up of a Qualifying Company provided that, all references in Rule 8 to the date of the relevant event will be treated as references to the date on which notice is given for the voluntary winding-up of a Qualifying Company.
13. Adjustment of awards
13.1 In the event of:
(a)	any Capital Reorganisation; or
(b)	the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super-dividend which would otherwise materially affect the value of a Performance Share Award, the number of Shares in that Qualifying Company comprised in a Performance Share Award may be adjusted in such manner as the Committee determines.
14. Source of Shares
14.1 A Participant’s entitlement to Shares under this Plan will be satisfied from purchases on a recognised stock exchange. No new Shares will be issued or Shares transferred out of treasury in connection with the Plan.
15. Rights attaching to shares transferred pursuant to Performance Share awards
15.1 All Shares transferred on the Vesting of a Performance Share Award will rank pari passu in all respects with the Shares in issue at the date of Vesting except in respect of any rights attaching to such Shares by reference to a record date prior to the date of Vesting.
15.2 Any Shares acquired by a Participant under this Plan will be subject to the articles of association of the relevant Qualifying Company from time to time.
16. Administration, amendment and Termination
16.1 The decision of the Committee will be final and binding in all matters relating to the Plan including the exercise of any discretion under the Rules, the interpretation of the Rules and any dispute relating to any matter in connection with the Rules.
16.2 The Committee may at any time discontinue the grant of further Performance Share Awards or amend any of the provisions of the Plan in any way it thinks fit and such changes may affect Performance Share Awards already granted.

16.3 Without prejudice to any provision of the Plan which provides for the lapse of a Performance Share Award, the Committee may not cancel a Performance Share Award unless the Participant agrees in writing to such cancellation.
16.4 The Committee may terminate the Plan at any time. The termination of the Plan will not affect existing Performance Share Awards.
17. General
Trustee funding
17.1 Any member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of satisfying Performance Share Awards under the Plan, or enter into any guarantee or indemnity for these purposes, to the extent not prohibited by the provisions of the Companies Act 2006.
Discretionary nature of the Plan
17.2 The rights and obligations of a Participant under the terms and conditions of his office or employment will not be affected by his participation in the Plan or any right he may have to participate in the Plan.
17.3 Participation in this Plan does not imply any right to receive Performance Share Awards on the same or any other basis in any other year.
17.4 The terms of the Plan do not entitle the Participant to the exercise of any discretion in his favour.
17.5 An individual who participates in the Plan waives all and any rights to compensation or damages in consequence of the termination of his office or employment with RE PLC, RE NV or any member of the Group for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under the Plan as a result of such termination or from the loss or diminution in value of such rights. If necessary, the Participant’s terms of employment will be varied accordingly.
Changes to a Qualifying Company’s capital structure
17.6 The existence of any Performance Share Award will not affect in any way the right or power of the Company, the Qualifying Companies or their shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s or either of the Qualifying Company’s capital structure, or any merger or consolidation of the Company or Qualifying Companies, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or Qualifying Companies or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
Notices
17.7 Any notice or other document which has to be given to a Participant under or in connection with the Plan may be delivered or sent by post to him at his home address according to the records of his employing company or sent by email or fax to any email address or fax number according to the records of his employing company or, in either case, such other address as may appear to the Company to be appropriate.
17.8 Notices sent by post to a Participant in the UK or US will be deemed to have been given two days after the date of posting. However notices sent to a Participant in other countries will be deemed to have been given on the seventh day after the date of posting.
17.9 Notices sent by email or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.
17.10 Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants) or sent by email or fax to any email address or fax number notified to the sender.
No transfer of Performance Share Awards
17.11 A Participant may not transfer, assign, charge or otherwise dispose of Performance Share Awards, or any rights in respect of them, except on the transmission of Performance Share Awards on the death of a Participant to his personal representatives or the assignment of a Performance Share Award, with the prior consent of the Committee, subject to any terms and conditions the Committee imposes. Any such attempted transfer will result in the lapse of the Performance Share Award.
Awards non-pensionable
17.12 Performance Share Awards and Dividend Equivalents under the Plan are not pensionable.
Taxation
17.13 Any liability of a Participant to taxation in respect of a Performance Share Award will be for the account of the relevant Participant. By accepting a Performance Share Award, a Participant agrees to comply with any arrangements specified by the Company for the payment of taxation (including, without limitation, arranging the sale of sufficient Shares to enable the Company or any member of the Group to satisfy its obligations in respect of deduction of taxation at source) and to enter into any election specified by the Company under Chapter 2 of Part 7 of the Income Tax (Employment & Pensions) Act 2003 in respect of shares to which he is or may become entitled under the Plan.
Stamp Duty
17.14 The Company or, where the Committee so directs, any member of the Group, will pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the Vesting of a Performance Share Award.

Data Protection
17.15 By accepting the grant of a Performance Share Award, a Participant consents to the holding and processing of personal data provided by him to a Qualifying Company or any member of the Group, and any other persons for all purposes related to the operation of the Plan and acknowledges that the personal information may be transferred to, and stored at, a destination outside the European Economic Area (“EEA”), and may also be processed by staff operating outside the EEA who work for a Qualifying Company or any member of the Group or for one of their service providers. The Company will take all steps reasonably necessary to ensure that a Participant’s personal data is treated securely under appropriate contractual arrangements.
Governing Law
17.16 This Plan will be governed by, and construed in accordance with, the laws of England.

SCHEDULE 1
Performance Target
General
1. The following provisions apply to Performance Share Awards granted under the Plan, unless the Committee determines otherwise at the Date of Grant in respect of any Performance Share Award.
2. Except as otherwise provided for in the Rules, the Performance Targets applicable to Performance Share Awards will be measured after the end of the Performance Period for such Performance Share Award.
3. There are three separate measures of equal weighting: a Relative Total Shareholder Return measure (TSR Measure), a Return on Invested Capital measure (ROIC Measure) and an Adjusted Earnings per Share measure (EPS Measure).
4. To the extent that the Performance Target is not satisfied, Performance Share Awards will lapse.
The TSR Measure
5.1 The Vesting of one third of the Performance Share Award is subject to the TSR ranking of Reed Elsevier measured over the Performance Period. The portion of a Performance Share Award subject to the TSR Measure is referred to as the “TSR Tranche”.
5.2 Three distinct comparator groups will be used — a Sterling Comparator Group, a Euro Comparator Group and a US Dollar Comparator Group. The TSR performance of RE PLC ordinary shares (based on RE PLC’s London listing) will be measured against the Sterling Comparator Group, the TSR performance of RE NV ordinary shares (based on RE NV’s Amsterdam listing) will be measured against the Euro Comparator Group; and the TSR performance of RE PLC ADRs and RE NV ADRs (based on the New York listing) will be measured against the US Dollar Comparator Group. The TSR performance will be measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one third of the TSR Tranche. The proportion of the TSR Tranche which Vests will be the sum of the payouts achieved against the three comparator groups.
5.3 TSR will be measured in local currency.
5.4 TSR for any company will be the percentage increase or decrease in the market value of a share over the relevant Performance Period and shall take account of dividends and other distributions paid in the course of that period (each such dividend being deemed to be reinvested in the shares of each relevant company from the date of payment of the dividend to the last day of the Performance Period).
5.5 Each comparator group comprises companies which were selected on the following basis: -
•	they are included in a relevant market index as at 31 December 2009— FTSE100 for the Sterling Comparator Group; Euronext100 and the

DAX30 for the Euro Comparator Group; and the S&P500 for the US Dollar Comparator Group;
•	they are nearest in size to Reed Elsevier in terms of market capitalisation;
excluding:
•	companies with mainly domestic revenues (as they do not reflect the global nature of the Qualifying Companies’ customer base);

•	those engaged in extractive industries (as they are exposed to commodity cycles); and

•	financial services companies (as they have a different risk/reward profile).
Relevant listed global peers operating in businesses similar to those of Reed Elsevier not otherwise included are added to the relevant comparator group.
Set out below are the comparators included in each comparator group:

STERLING
COMPARATOR GROUP	EURO COMPARATOR GROUP	US DOLLAR COMPARATOR GROUP
AGGREKO	ACCOR	3M
ASTRAZENECA	ADIDAS	ADOBE SYSTEMS
AUTONOMY CORP.	AHOLD	AGILENT TECHS.
BAE SYSTEMS	AIR LIQUIDE	AIR PRDS. & CHEMS.
BRITISH AIRWAYS	AKZO NOBEL	AMAZON.COM
BRITISH AMERICAN TOBACCO	ALSTOM	ANALOG DEVICES
BUNZL	ASML HOLDING	APPLIED MATS.
BURBERRY GROUP	BASF	AVON PRODUCTS
COBHAM	BMW	BAXTER INTL.
COMPASS GROUP	CARREFOUR	BECTON DICKINSON
DMGT	CHRISTIAN DIOR	CATERPILLAR
DIAGEO	DAIMLER	COLGATE-PALMOLIVE
EXPERIAN	DEUTSCHE POST	CORNING
GLAXOSMITHKLINE	EADS	CUMMINS
INTERCONTINENTAL HOTELS	ESSILOR INTL.	DEERE
IMPERIAL TOBACCO GROUP	HEINEKEN	DOW CHEMICAL
INFORMA	HERMES INTL.	DUN & BRADSTREET
INMARSAT	K + S	E. I. DU PONT DE NEMOURS
INTERNATIONAL POWER	LAFARGE	EBAY
INTERTEK GROUP	LAGARDERE GROUPE	EMERSON ELECTRIC
INVENSYS	LINDE	FICO
JOHNSON MATTHEY	LVMH	FORD MOTOR
KINGFISHER	MAN	GENZYME
NATIONAL GRID	METRO	H.J. HEINZ
PEARSON	MICHELIN	ILLINOIS TOOL WORKS
RECKITT BENCKISER GROUP	PERNOD-RICARD	JOHN WILEY
REXAM	PHILIPS ELTN. KONINKLIJKE	JOHNSON CONTROLS
ROLLS-ROYCE GROUP	PORTUGAL TELECOM SGPS	JUNIPER NETWORKS
SABMILLER	PPR	LIFE TECHNOLOGIES
SAGE GROUP	RENAULT	MCDONALDS
SHIRE	SAINT-GOBAIN	MCGRAW-HILL
SMITH & NEPHEW	SAP	MICRON TECHNOLOGY
SMITHS GROUP	SCHNEIDER ELECTRIC	MOTOROLA
THOMAS COOK GROUP	SUEZ ENVIRONNEMENT	NEWS CORP

STERLING
COMPARATOR GROUP	EURO COMPARATOR GROUP	US DOLLAR COMPARATOR GROUP
TUI TRAVEL	THALES	NIKE
UNILEVER (LSE)	THYSSENKRUPP	NVIDIA
UNITED BUSINESS MEDIA	TNT	PACCAR
VODAFONE	UNILEVER (AEX)	PPG INDUSTRIES
WOLSELEY	VALLOUREC	SPECTRA ENERGY
WPP	VEOLIA ENVIRONNEMENT	TEXAS INSTS.
	VOLKSWAGEN	THOMSON REUTERS (NYSE)
	WOLTERS KLUWER	UNITED TECHNOLOGIES
YUM! BRANDS
5.6 Any changes in the comparator groups as a result of delisting or consolidation will be treated in accordance with the methodology agreed by the Committee at its sole discretion from time to time. In determining the methodology to be applied, the Committee will have due regard to market practice, ensure a consistent application of the agreed methodology and be open and transparent about the methodology applied.
5.7 The TSR ranking against the US Dollar Comparator Group will be calculated using the weighted average of the TSRs of the RE PLC ADRs and the RE NV ADRs over the relevant period of measurement.
5.8 The number of Performance Shares in each third of the TSR Tranche which Vest will be calculated as follows and will be added together to determine the total number of Performance Shares within the TSR Tranche which are capable of Vesting:

Vesting percentage of
each third of the TSR
TSR ranking within the relevant TSR comparator group	Tranche
Below Median	0%
Median	30%
Upper quartile (top 25th percentile)	100%
5.9 Vesting is on a straight-line basis for ranking between median and upper quartile.
5.10 The averaging period applied for TSR measurement purposes is the six months before the start of the Performance Period and the last six months of the Performance Period.
The ROIC Measure
6.1 The Vesting of one third of the Performance Share Award relates to the percentage return on invested capital of the combined businesses of the Qualifying Companies. Vesting relates to the percentage ROIC for the last financial year of the relevant Performance Period. The portion of a Performance Share Award subject to the ROIC Measure is referred to as the ‘ROIC Tranche’.
6.2 With respect to Performance Share Awards granted in 2010, for any part of the ROIC Tranche to Vest, the percentage ROIC for financial year 2012 must exceed the percentage ROIC for financial year 2009, calculated on the same basis.

6.3 The following definitions are relevant for ROIC:
(i)	Invested capital = arithmetic average of the opening and closing capital employed stated before financing and tax balances for the combined businesses of the Qualifying Companies adjusted for major acquisition timing for the financial year with all cumulative amortisation and impairment charges for acquired intangible assets and goodwill added back and excluding the gross up to goodwill in respect of deferred tax liabilities established on the acquisition of intangible assets retranslated at the average and hedge exchange rates applicable to the financial year before the start of the Performance Period . In addition, any exceptional restructuring and acquisition related charges (net of tax) over the Performance Period are capitalised for these purposes and the effect of changes in exchange rates and movements in the net pension deficits are excluded.

(ii)	Return = adjusted operating profit for the combined businesses of the Qualifying Companies before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related charges and grossed up to exclude the equity share of taxes in joint ventures and further adjusted to exclude movements in the net pension financing credit, after applying the effective rate of tax used for adjusted earnings calculations and using exchange rates to match those used in the calculation of invested capital.
In order to ensure that the performance score achieved is a fair reflection of underlying business performance, the Committee retains discretion to determine the treatment of major disposals and acquisitions that require board approval. Any significant adjustments made to the final performance score will be disclosed to shareholders.
6.4 The number of Performance Shares in the ROIC Tranche which are capable of Vesting will be determined as follows:

ROIC Percentage - measured in respect of last	Vesting percentage of
financial year of the Performance Period	ROIC Tranche
Below 10.2%	0%
10.2%	60%
11.2% or above	100%
6.5 Vesting is on a straight-line basis for performance between the minimum and maximum levels.
The EPS Measure
7.1 The Vesting of one third of the Performance Share Award relates to the average growth in Adjusted Earnings per Share at constant currencies (Adjusted EPS) of the Qualifying Companies measured, except as stated in Rule 7.2 below, over the Performance Period. The portion of the Performance Share Award subject to the EPS Measure is referred to as the ‘EPS Tranche‘.

7.2 With respect to Performance Share Awards granted in 2010, Average Adjusted EPS Growth is measured over financial years 2011 and 2012 of the Qualifying Companies. In addition, for any part of the EPS Tranche of the 2010 Performance Share Awards to Vest, Average Adjusted EPS Growth must be positive over the three financial years of the Qualifying Companies ending 31 December 2012.
7.3 The following definitions apply in respect of Adjusted EPS:
(i)	Adjusted EPS Growth = the arithmetic mean of the growth in Adjusted EPS at constant currencies achieved by the Qualifying Companies over a relevant financial year;

(ii)	Average Adjusted EPS Growth = the average of the Adjusted EPS Growth over the relevant period of measurement;

(iii)	Adjusted Earnings = adjusted reported earnings. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related charges, gains/losses on business disposals and other non-operating items, related tax effects and movements in deferred tax balances not expected to crystallise in the near term. The Committee retains discretion to adjust for changes in the net pension financing credit;

(iv)	Adjusted Earnings Per Share = Adjusted Earnings divided by the Number of Shares;

(v)	Number of Shares = weighted average number of shares in issue excluding shares held in treasury or by the Reed Elsevier Group plc Employee Benefit Trust; and

(vi)	Constant currencies = refers to measurement at constant rates of exchange using the prior full year average and hedge rates.
The Committee has discretion to adjust this definition of Adjusted EPS to take account of any changes in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.
7.4 The number of Performance Shares in the EPS Tranche which are capable of Vesting will be determined as follows:

Vesting percentage
Average Adjusted EPS Growth	of EPS Tranche
Below 5% per annum	0%
5% per annum	60%
9% or above per annum	100%
7.5 Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Determining satisfaction of targets at end of Performance Period
8.1 Following the end of the relevant Performance Period the Committee will:
(a)	calculate and confirm with the auditors the Average Adjusted EPS Growth and ROIC over the relevant period of measurement; and

(b)	arrange for a reputable provider of such information to calculate and report to the Committee on the TSR performance. If at the end of the Performance Period, any of the companies in the comparator groups have undergone a change in circumstances (such as delisting, the cessation of trading or merger with another company), the Committee may determine the appropriate treatment for such companies in accordance with its stated methodology for the purpose of determining their TSR and TSR ranking.
Adjustments
9. The Committee may make such adjustments to the Performance Target applicable to outstanding Performance Share Awards as it considers appropriate to take account of any factors which are relevant in the opinion of the Committee and in particular if there is an event which causes it to consider that the Performance Target, or any part of it, is no longer a fair measure of performance. The amended Performance Target shall be at least as challenging as the one originally set.
10. The Committee has discretion to adjust the definition or method of calculation of Adjusted EPS and ROIC (or any other applicable term or measure) as set out in this Schedule to take account of any changes in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability.
11. Without prejudice to the generality of paragraphs 9, 10 and 12, the Committee may, in consultation with the auditors, make the following adjustments in relation to the calculations to be carried out in accordance with this Schedule:
(a)	any adjustments it considers appropriate if an event occurs giving rise to an adjustment of Performance Share Awards under Rule 13 of the Plan;

(b)	any adjustments it considers appropriate to the calculation of TSR for each of the companies in the comparator group to take account of local market factors; and

(c)	any adjustments it considers appropriate if there is any modification in the calculation of TSR or in relation to the relevant international accounting standard used to calculate EPS or ROIC.
Overriding Power
12. In determining the level of Vesting of a Performance Share Award under the Plan, the Committee will take into account the overall business performance of the Qualifying Companies and the Group over the relevant performance period and any other factors that it considers appropriate and may modify the Vesting level if it considers that such a modification would result in a fairer outcome.

SCHEDULE 2
US Participants
This Schedule was adopted by the directors of Reed Elsevier Group plc on 21 April 2010.
The Rules of the Plan apply to Performance Share Awards granted to US participants subject to the modifications contained in this Schedule.
(A)	In this Schedule, terms shall have the same meaning as in Rule 1 of the Rules unless modified by this Schedule.

(B)	US Participant. Rule 1 is revised by the addition of the following definition of “US Participant”:

US Participant means a Participant who is subject to United States taxation by reason of being a United States national, or resident in the United States for United States tax purposes;

(C)	“Retirement” means, for the purposes of the application of Rule 6.2(b) of the Plan in relation to a US Participant, circumstances which the Committee determines on a case by case basis and in its absolute discretion to constitute retirement (irrespective of whether or not applicable retirement eligible criteria have been met);

(D)	Normal Vesting — Release of Shares. Rule 4.2 shall have the additional requirement that if Shares are to be released to a US Participant, they shall in all instances be released no later than March 15 of the year following the year in which Vesting occurs.

(E)	Dividend Equivalent — Cash Payment. Rule 5.2(c) shall have the additional requirement that any cash payment to the US Participant under this Rule shall in all instances be released no later than March 15 of the year following the year in which Vesting occurs.

(F)	Dividend Equivalent — Shares in Lieu of Cash. Rule 5.3 shall have the additional requirement that if Shares are to be released to a US Participant in lieu of cash, they shall in all instances be released no later than March 15 of the year following the year in which Vesting occurs.

(G)	Approved Leaver. Rule 6.2 shall have the additional requirement that the Shares released to a US Participant shall in all instances be transferred to the US Participant on or before March 15 of the year following the year in which Vesting occurs.

(H)	Death, Injury, Disability and Ill-health. Rule 6.4 shall have the additional requirement that the Shares released to a US Participant or to a US Participant’s personal representative following the US Participant’s cessation of employment by reason of death, injury, disability or ill-health shall in all instances be transferred to the US

Participant or the Participant’s personal representative on or before March 15 of the year following the year in which the US Participant’s cessation of employment occurs.
(I)	Award Rollover. Except to the extent consistent with the requirements of Section 409A of the United States Internal Revenue Code (“Code”) for the deferral of compensation without penalty or additional tax or unless an exception to the application of Code Section 409A applies, Rule 11 shall not apply to any Performance Share Award held by a US Participant if, at the time the election provided by Rule 11 is available to the US Participant, it has Vested. In such case, the Rules of the Plan shall apply to the Performance Share Award without regard to Rule 11.

(J)	Application of Code Section 409A. Although neither the Committee nor any member of the Group guarantees any particular tax treatment to a US Participant, awards granted pursuant to this Schedule are intended to be exempt from Section 409A of the Code under the exception for short-term deferrals set forth in Section 1.409A-1(b)(4) of the United States Income Tax Regulations (which requires, in the case of an employer with a fiscal year ending 31 December, that Shares in satisfaction of an award be transferred to the US Participant no later than March 15 of the calendar year following the calendar year in which the award is no longer subject to a substantial risk of lapsing) and shall be limited, construed and interpreted in accordance with such intent.

SCHEDULE 3
ELSEVIER REED FINANCE BV
The Rules of the Plan apply to Performance Share Awards granted to employees of Elsevier Reed Finance BV (“ERF”), or of companies under the Control of ERF, subject to the modifications contained in this Schedule.
(A)	In this Schedule, terms shall have the same meaning as in Rule 1 of the Rules unless modified by this Schedule.

(B)	The definition of Group shall be construed as including ERF and every company which is under the Control or ERF.

(C)	Performance Share Awards shall not be granted under this Schedule without the agreement of the supervisory board of ERF.

SCHEDULE 4
French Participants
This Schedule was adopted by the directors of Reed Elsevier Group plc on 21 April 2010.
The purpose of this Schedule is to make certain variations to the terms of the Plan in order to satisfy French securities laws, exchange control, corporate law and tax requirements (especially the provisions of Articles L.225-197-1 et seq. of the French Commercial Code (FCC)) to qualify for favourable income tax and social security treatment in France.
The Rules of the Plan apply to Performance Share Awards granted to French participants subject to the modifications contained in this Schedule.
1. Definitions
1.1	The definitions of Performance Share Award and Group in Rule 1.1 are deleted and replaced with the following definitions:

Performance Share Award means a non-transferable, unfunded and conditional right granted under Rule 3 to receive Shares without payment and references to Performance Shares will be construed accordingly;

Group means the Company and (i) any company in which the Company holds, directly or indirectly, at least 10 per cent of the share capital or voting rights; and (ii) any company holding, directly or indirectly, at least 10 per cent of the share capital or voting rights of the Company and (iii) any company for which at least 50 per cent of the share capital or voting rights are held by a company which holds at least 50 per cent of the share capital of the Company and member of the Group will be construed accordingly;

1.2	The following new definitions will be added for the purpose of Performance Share Awards granted under this Schedule:

Defined Disability means a disability of the second or third category under the meaning of Article L.341-4 of the French Social Security Code;

Eligible Individual means:
•	any salaried employee of a member of the Group, or a corporate officer holding the duties of Chairman of the Board, General Manager, Deputy General Managers, or member of the Directory Board or Manager (respectively President du Conseil d’administration, Directeur Général, Directeurs Généraux Délégués, membres du Directoire and Gérant) of any member of the Group,

•	who is a salaried employee of the Company or any member of the Group who does not hold 10% or more (taking into account any unvested Performance Share Awards under this Plan or any other share plan subject to provisions of articles L.225-197-1 et seq. of the

FCC) of the share capital of RE NV or RE PLC, or would, as a result of a grant being made under this Plan, hold 10% or more of the share capital of RE NV or RE PLC.
Holding Period means a two-year period following the transfer of Shares under the Plan to a Participant, during which the Shares cannot be sold, transferred or otherwise disposed of;
2. Rule 2 (Eligibility)
In Rule 2.1, the word “Employee” will be replaced by “Eligible Individual”.
3. Rule 4 (Normal Vesting of Performance Share Awards)
3.1	Rule 4.1 shall be supplemented with the following provision:

“The Normal Vesting Date for Performance Share Awards will not be before the second anniversary of the Date of Grant. Furthermore, if a Performance Share Award would otherwise Vest in accordance with any provision of the Plan or of this Schedule 4 (except as provided under Rule 6.5, as amended by paragraph 6.1 of this Schedule 4, (death and Defined Disability)) before the second anniversary of the Date of Grant, the Performance Share Award will not so Vest but will continue until the second anniversary of the Date of Grant, or a later date as determined by the Committee, when it will Vest”.

3.2	The last sentence of Rule 4.2 will be deleted and replaced with the following:

“Any Vested Performance Shares will be transferred, as soon as reasonably practicable after that date, subject to any Dealing Restrictions, to a share account administered in the name of and for the benefit of the Participant by an account keeper (teneur de compte) designated by the Committee. Participants will have full shareholder voting and dividend rights on the transferred shares.

Any Shares transferred will be held by the account keeper on behalf of the Participant for the duration of the Holding Period, except as provided under Rule 6.5, as amended by paragraph 6.1 of this Schedule 4, (death and Defined Disability), or as otherwise provided for in the FCC or in the French tax Code as an exception to the Holding Period.

On expiry of the Holding Period, the participant will be free to dispose of the Shares.”
4. Rule 5 (Entitlement to Dividend Equivalents)
A Performance Share Award granted under this Schedule shall only be granted on the basis that it carries a right to Dividend Equivalents to the extent permitted under the FCC and the French Tax Code and without jeopardising the favourable tax and social security regime applicable to the related Performance Share Awards.

5. Rules 6.2 and 6.3 (Approved Leaver)
5.1	Shares which Vest in accordance with Rule 6.2 will be subject to the Holding Period.

5.2	Rule 6.3 will not apply to Performance Share Awards granted under this Schedule.
6. Rules 6.4 and 6.5 (Death, Injury, Disability and ill-health)
6.1	Rules 6.4 and 6.5 will be deleted and replaced with the following new Rules:
6.4 Except as otherwise provided in these Rules, in the event that the Participant ceases to be an Employee before the Normal Vesting Date by reason of injury, disability or ill-health (excluding Defined Disability), the Participant’s Performance Share Award will be treated in accordance with Rule 6.2 and any Shares which Vest will be subject to the Holding Period.
6.5 Notwithstanding any other Rule of the Plan, where a Participant ceases employment before the Normal Vesting Date by reason of death or Defined Disability:
a)	the Performance Share Award will Vest over a Pro-rated Number of Shares subject to an assessment of performance based on progress made against the Performance Target at the Termination Date as determined by the Committee in its absolute discretion. Such determination will take place as soon as practicable after the Termination Date and to the extent that the Performance Share Award does not Vest on the date of determination, it will immediately lapse; or

b)	the Performance Target will be waived and/or the Performance Share Award will Vest in full on or shortly after the Termination Date as determined by the Committee. To the extent that the Performance Share Award does not Vest, it will immediately lapse.
Any Shares which Vest in accordance with this Rule 6.5 will be transferred to the Participant (or, in the case of death, to the personal representatives of the Participant) as soon as practicable following Vesting, and will not be subject to any Holding Period.
7. Rules 8, 9, 10, 11, 12, 13 (Change of Control, Internal Reorganisation, Rollover, Winding up, Adjustment of Awards)
Rules 8, 9, 10, 11, 12 and 13 of the Plan will apply in accordance with Article L.225-197-1-III of the FCC to the extent that the Committee intends the Performance Share Awards to maintain favourable tax treatment under this Schedule 4. However, in the event the Committee does not intend to maintain such favourable tax treatment, Rules 8, 9, 10, 11, 12 and 13 of the Plan will prevail notwithstanding any possible detrimental tax or social security consequences for the Participant.
8. Rule 16 (Administration, amendment and termination)

Rule 16.2 will be supplemented with the following words:

“provided that the changes do not affect the French qualifying status of the Performance Share Awards granted under Schedule 4 and provided that no such changes will adversely affect the rights of any Participant without such Participant’s consent”
9. Rule 17.11 (No transfer of Performance Share Awards)
In Rule 17.11, the following words will be deleted:
“or the assignment of a Performance Share Award, with the prior consent of the Committee, subject to any terms and conditions the Committee imposes”
10. Rule 17.13 (Taxation)
In Rule 17.13, the following words will be deleted:

“and to enter into any election specified by the Company under Chapter 2 of Part 7 of the Income Tax (employment & Pensions) Act 2003 in respect of shares to which he is or may become entitled under the Plan”

In Rule 3.2, the wording after (ii) will be deleted.
11. Severability
The terms of the Plan, as amended by this Schedule 4, are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable under French law, in whole or in part, the remaining provisions will nevertheless be binding and enforceable.

SCHEDULE 5
Cash Alternative
If deemed necessary in order to ensure compliance with tax and legal country specific requirements (e.g. exchange control and securities laws) in the countries in which the Plan operates then, notwithstanding any provision to the contrary in these Rules:
(A)	The Committee may decide to satisfy a Performance Share Award by paying to the Participant an amount equal to the market value (as determined in its discretion) of the number of Shares which would otherwise be transferred following Vesting or an amount determined on such other reasonable basis as the Committee may decide (which could for example, allow for the deduction of any applicable expenses).

(B)	The Committee may grant a Performance Share Award on the basis that it will be satisfied in cash, as opposed to Shares, as set out in (A) above.